Exhibit 12.1

Sovereign Bancorp, Inc.
Ratio of Earnings to Fixed Charges

Historical

	YTD 6/30/04	YTD 12/31/03	YTD 12/31/02	YTD 12/31/01	YTD 12/31/00	YTD 12/31/99	YTD 12/31/98
FIXED CHARGES:
Interest on deposits	128,154	320,689	458,287	705,886	735,087	440,826	443,833
Interest on borrowings	231,398	403,434	441,637	462,307	679,837	551,847	417,926
Accretion of debt premium and issuance expense	3,405	5,543	8,295	6,041	11,555	5,073	3,483
Portion of rent expense deemed representative of interest	22,750	47,280	51,002	51,306	29,584	5,487	3,241

Total Fixed Charges including deposit interest	385,707	776,946	959,221	1,225,540	1,456,063	1,003,233	868,483
Total Fixed Charges excluding deposit interest	257,553	456,257	500,934	519,654	720,976	562,407	424,650
EARNINGS:
Income before taxes	307,491	554,899	466,555	139,870	(90,232)	268,614	211,206
Minority interest expense (Grossed up for taxes)	(15,015)	(30,110)	(30,880)	(25,577)	(10,288)	—	—
Minority interest expense (pre-tax)	10,874	21,805	22,635	21,362	6,687
Total fixed charges including deposit interest	385,707	776,946	959,221	1,225,540	1,456,063	1,003,233	868,483

Total earnings including deposit interest in fixed charges	689,057	1,323,541	1,417,532	1,361,195	1,362,230	1,271,847	1,079,689
Interest on Deposits	(128,154)	(320,689)	(458,287)	(705,886)	(735,087)	(440,826)	(443,833)
Total fixed charges excluding deposit interest	257,553	456,257	500,934	519,654	720,976	562,407	424,650

Total earnings excluding deposit interest in fixed charges	560,903	1,002,852	959,245	655,309	627,143	831,021	635,856
RATIOS OR DEFICIENCY:
Earnings/fixed charges Including interest on deposits	1.79	1.70	1.48	1.11	deficiency (1)	1.27	1.24
Excluding interest on deposits	2.18	2.20	1.91	1.26	deficiency (1)	1.48	1.50

(1)	We incurred a net loss in 2000 and as a result had a deficiency of $93.8 million and $90.2 million for the ratio of earnings to fixed charges including interest and excluding interest, respectively.